恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.

6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

03 MAR 25 AM 7:21

Our Ref.: HASE/JY/HL/02688

[redacted]

03007759

21st March, 2003

82-1561

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy of the announcement *(in English)* of the Company's interim results for the period ended 31st December, 2002 which has been advertised in newspapers on 21st March, 2003.

Yours faithfully,

John Yip
Company Secretary

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

Encl.

JY/pm

dlw 4/7

03 MAR 25 AM 7:21

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

2002/2003
Interim Results

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2002 the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$1,010 million, representing a decrease of 8% as compared with the net profit recorded in the same period in the previous financial year. Earnings per share was HK$0.59.

The Board has resolved to pay an interim dividend of HK$0.35 per share to shareholders whose names appear on the Register of Members of the Company on 15th April, 2003.

CONSOLIDATED PROFIT AND LOSS ACCOUNT — UNAUDITED

	Notes	For the six months ended 31st December 2002 HK$'000	2001 HK$'000
Turnover	2	**4,706,521**	2,982,655
Direct costs		**(3,299,368)**	(1,667,529)
		1,407,153	1,315,126
Other revenue	3	**193,657**	32,481
Other net income	3	**9,783**	87,073
Selling and marketing expenses		**(160,984)**	(170,105)
Administrative expenses		**(331,999)**	(320,139)
Other operating expenses	4	**(303,689)**	(8,789)
Profit from operations	2	**813,921**	935,647
Finance costs	6(a)	**(71,969)**	(77,166)
Non-operating (expenses)/income	5	**(78,163)**	27,865
		663,789	886,346
Share of profits less losses of associates		**761,900**	681,150
Share of profits less losses of jointly controlled entities		**(54,315)**	(32,895)
Profit from ordinary activities before taxation	6	**1,371,374**	1,534,601
Taxation	7	**(163,276)**	(162,749)
Profit from ordinary activities after taxation		**1,208,098**	1,371,852
Minority interests		**(198,076)**	(270,944)
Profit attributable to shareholders		**1,010,022**	1,100,908
Interim dividend declared after the interim period end	8(a)	**602,749**	602,749
Earnings per share	9	**HK$0.59**	HK$0.64

Notes to the Consolidated Profit and Loss Account (unaudited)

1 BASIS OF PREPARATION

The condensed interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies and basis of preparation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited financial statements for the year ended 30th June, 2002, except for the following new/revised SSAPs which are effective and have been adopted for the first time in preparation of the current period's condensed consolidated financial statements:

SSAP 1 (Revised)	:	"Presentation of financial statements"
SSAP 11 (Revised)	:	"Foreign currency translation"
SSAP 15 (Revised)	:	"Cash flow statements"
SSAP 25 (Revised)	:	"Interim financial reporting"
SSAP 34	:	"Employee benefits"

In accordance with SSAP 1 (Revised) "Presentation of financial statements", the consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity and in accordance with SSAP 15 (Revised) "Cash flow statements", the preparation of cash flow statement is modified as required.

The adoption of the SSAP 34 and SSAP 11 (Revised) have no significant impact on the Group's financial results except that certain associates of the Group have chosen to recognise the entire transitional liabilities arising from the change in accounting policy for the retirement scheme, pursuant to the transitional provisions prescribed in the accounting standard. As these changes in accounting policy have been applied retrospectively and thus have resulted in adjustments of HK$76,987,000 to the interest in associates of the Group, adjustments of HK$20,415,000 to the minority interest and adjustments of HK$56,572,000 to the opening balance of retained profits as at 1st July, 2002.

No restatement of the comparative information has been made.

2 SEGMENTAL INFORMATION

The analysis of the Group's revenue and results by business segment during the periods are as follows:

Business segments:

Property development	-	the development and sale of properties
Property leasing	-	the leasing of properties
Finance	-	the provision of financing
Building construction	-	the construction of building works
Infrastructure	-	the investment in infrastructure projects
Hotel operation	-	hotel operations and management
Department store operation	-	department store operations and management
Others	-	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

	For the six months ended 31st December, 2002									
	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	2,600,967	1,015,700	96,898	455,642	112,648	63,249	61,873	299,544	—	4,706,521
Other revenue	876	1,364	290	352	85	—	298	169,674	—	172,939
External revenue	2,601,843	1,017,064	97,188	455,994	112,733	63,249	62,171	469,218	—	4,879,460
Inter-segment revenue	—	74,630	1,416	749,454	—	—	—	12,946	(838,446)	—
Total revenue	2,601,843	1,091,694	98,604	1,205,448	112,733	63,249	62,171	482,164	(838,446)	4,879,460
Segment result	(75,586)	643,056	99,282	71,510	74,662	(2,786)	(544)	234,112		1,043,706
Inter-segment transactions	31,721	(54,913)	(1,416)	(52,342)	—	26,753	9,024	(6,672)		(47,845)
Contribution from operations	(43,865)	588,143	97,866	19,168	74,662	23,967	8,480	227,440		995,861
Bank interest income										20,718
Unallocated operating expenses net of income										(202,658)
Profit from operations										813,921
Finance costs										(71,969)
Non-operating expenses										(78,163)
										663,789
Share of profits less losses of associates and jointly controlled entities										707,585
Taxation										(163,276)
Minority interests										(198,076)
Profit attributable to shareholders										1,010,022

	For the six months ended 31st December, 2001									
	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover	923,149	1,018,375	157,277	201,169	117,639	65,165	86,221	413,660	—	2,982,655
Other revenue	431	—	—	—	376	—	—	527	—	1,334
External revenue	923,580	1,018,375	157,277	201,169	118,015	65,165	86,221	414,187	—	2,983,989
Inter-segment revenue	—	24,795	12,283	11,174	—	—	—	6,485	(54,737)	—
Total revenue	923,580	1,043,170	169,560	212,343	118,015	65,165	86,221	420,672	(54,737)	2,983,989
Segment result	44,290	655,981	169,560	13,115	81,340	22,668	(16,020)	179,822		1,150,756
Inter-segment transactions	16,924	(14,341)	(12,283)	(2,884)	—	932	12,490	(5,240)		(4,402)
Contribution from operations	61,214	641,640	157,277	10,231	81,340	23,600	(3,530)	174,582		1,146,354
Bank interest income										18,125
Unallocated operating expenses net of income										(228,832)
Profit from operations										935,647
Finance costs										(77,166)
Non-operating income										27,865
										886,346
Share of profits less losses of associates and jointly controlled entities										648,255
Taxation										(162,749)
Minority interests										(270,944)
Profit attributable to shareholders										1,100,908

Geographical segments:

	For the six months ended 31st December, 2002		
	Hong Kong	**PRC**	**Consolidated**
	HK$'000	**HK$'000**	**HK$'000**
Turnover	**4,457,211**	**249,310**	**4,706,521**
Other revenue	**170,237**	**2,702**	**172,939**
External revenue	**4,627,448**	**252,012**	**4,879,460**

	For the six months ended 31st December, 2001		
	Hong Kong	PRC	Consolidated
	HK$'000	HK$'000	HK$'000
Turnover	2,530,593	452,062	2,982,655
Other revenue	431	903	1,334
External revenue	2,531,024	452,965	2,983,989

3 OTHER REVENUE AND OTHER NET INCOME

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Other revenue:		
Bank and other interest income	**24,727**	18,125
Others	**168,930**	14,356
	193,657	32,481
Other net income:		
Loss on disposal of investments in securities	**(253)**	—
(Loss)/profit on disposal of fixed assets	**(497)**	82,875
Others	**10,533**	4,198
	9,783	87,073

4 OTHER OPERATING EXPENSES

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Provisions on property projects	**257,620**	—
Bad debts written off	**37,836**	—
Others	**8,233**	8,789
	303,689	8,789

5 **NON-OPERATING (EXPENSES)/INCOME**

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Unrealised holding (loss)/gain on investment in securities	**(39,711)**	4,546
Impairment loss on property, plant and equipment recognised	**(14,318)**	—
Amortisation of goodwill	**(22,000)**	—
Profit realised on dilution of interest in a subsidiary (Note)	**—**	34,456
Others	**(2,134)**	(11,137)
	(78,163)	27,865

Note: The gain arising on dilution of interest in a subsidiary was included in capital reserve and the amount to be released to the consolidated profit and loss account is based on the disposal of interest of the undeveloped underlying properties of the subsidiary prior to completion to third parties.

6 **PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION**

The consolidated profit from ordinary activities before taxation for the period is arrived at after charging / (crediting):

(a) Finance costs:

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Interest on borrowings	**190,267**	283,020
Other borrowing costs	**56,471**	95,807
	246,738	378,827
Less: Amount capitalised*		
— interest	**(133,152)**	(231,128)
— other borrowing costs	**(41,617)**	(70,533)
	71,969	77,166

* The borrowing costs have been capitalised at rates ranging from 1.58% to 2.38% (2001: from 3.47% to 4.21%) per annum.

(b) Items other than those separately disclosed in notes 3 to 6(a):

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Amortisation and depreciation	**51,041**	72,783
Less: Amount capitalised	**(40)**	(48)
	51,001	72,735
Staff cost**	**404,637**	375,540
Less: Amount capitalised	**(15,206)**	(19,191)
	389,431	356,349
Cost of sales		
— completed properties for sale	**2,237,495**	782,189
— inventories	**99,660**	92,794

** Certain part of the Group's staff cost were relating to direct costs.

7 **TAXATION**

(a) Taxation in the consolidated profit and loss account represents:

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
The Group		
— Hong Kong	**92,182**	85,632
— Outside Hong Kong	**2,250**	2,326
Associates	**68,365**	71,955
Jointly controlled entities	**479**	2,836
	163,276	162,749

Provision for Hong Kong profits tax has been made at 16% (2001: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

(b) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

8 **DIVIDENDS**

(a) Dividends attributable to the interim period:

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Interim dividend declared after the interim period end at HK$0.35 per share (2001: HK$0.35 per share)	**602,749**	602,749

The interim dividend declared after the interim period end has not been recognised as a liability at the interim period end.

(b) Dividends attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31st December	
	2002	2001
	HK$'000	HK$'000
Final dividend in respect of the previous financial year, approved and paid during the interim period, at HK$0.45 per share (2001: HK$0.55 per share)	**774,963**	947,177

9 **EARNINGS PER SHARE**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,010,022,000 (2001: HK$1,100,908,000) and on 1,722,140,000 ordinary shares (2001: 1,722,140,000 ordinary shares) in issue during the period. There was no potential dilution of earnings per share for both periods.

10 **COMPARATIVE FIGURES**

Certain comparative figures have been reclassified to conform with the current period's presentation.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 11th April, 2003 to Tuesday, 15th April, 2003, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 10th April, 2003. Warrants for the interim dividend will be sent to shareholders on or before Thursday, 24th April, 2003.

BUSINESS REVIEW

Property Sales

Hong Kong's economy remains to be adversely affected by negative factors prevailing locally as well as in overseas markets. During the six-month period which ended on 31st December, 2002, approximately 1,700 units which are attributable to the Group were sold with total sales proceeds amounting to approximately HK$3.7 billion. Amongst these units sold, about 1,600 units were properties completed as at the end of the period under review with sales proceeds totally amounting to approximately HK$ 3.4 billion.

The following development projects were completed in the first half of the financial year:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area (sq.ft.)
Hong Kong			
1. Tai Po Town Lot No. 161	The Beverly Hills -Phases 1 & 2	90.10	652,481
2. 933 King's Road	Royal Terrace	100.00	138,373
3. Tseung Kwan O Town Lot Nos. 57 and 66	Park Central -Phase 1	24.63 (Note 1)	367,486
4. 2 Kwun Tsing Road So Kwun Wat, Castle Peak Road	Aegean Coast	25.00	312,390
5. 198 Yee Kuk Street	City Regalia	100.00	39,113
6. 99 Tai Tong Road Yuen Long	Sereno Verde -Phase 2 (Blocks 13, 15 & 16), Phases 3 & 4	44.00	234,433
7. 8 Fuk Lee Street	Metro Harbour View -Phase 1 (Residential)	72.76 (Note 2)	539,350
		Total attributable interest:	2,283,626

The Group has commenced presale or sale of the following major development projects:

Location of Properties	Name of Building	Group's Interest (%)	Gross Floor Area (sq.ft.)
Hong Kong			
1. 28 Lo Fai Road Tai Po	Casa Marina I	100.00	226,561
2. 1 Lo Ping Road Tai Po	Casa Marina II	100.00	182,545
3. 1-98 King's Park Hill Road	King's Park Hill	62.04	149,587
4. 3 Seymour Road	Palatial Crest	63.35	117,384
5. 8 Hung Lai Road	Royal Peninsula	50.00	739,276
6. 99 Tai Tong Road Yuen Long	Sereno Verde -Phases 1 & 2	44.00	368,745
7. 8 Tung Chung Waterfront Road, Tung Chung	Seaview Crescent -Blocks 1 to 3	20.00	179,634
8. 933 King's Road	Royal Terrace	100.00	138,373
9. Tseung Kwan O Town Lot Nos. 57 & 66	Park Central -Phases 1 & 2	24.63 (Note 1)	729,438
10. 2 Kwun Tsing Road So Kwun Wat, Castle Peak Road	Aegean Coast	25.00	312,390
11. 8 Fuk Lee Street	Metro Harbour View -Phases 1 & 2 (Residential)	72.76 (Note 2)	1,052,338
		Total attributable interest:	4,196,271

Note 1: The combined percentage of attributable interest in the two lots.

Note 2: Including attributable interest from Hong Kong Ferry (Holdings) Company Limited.

Landbank

During the period under review, the property market in Hong Kong was still affected by negative external and internal factors and the Government suspended land sales. The Group continued to adopt a prudent and conservative strategy and focused on advancing negotiations with the Government on land usage conversions and seeking approval for obtaining higher development plot ratio for the Group's agriculture land, with satisfactory progress made in both these respects. The permitted plot ratio of the land lots at Ng Uk Tsuen in Sheung Shui was increased from 3.3 times to 5 times resulting in development floor area attributable to the Group having been increased to approximately 220,000 sq. ft., and application for lease modification has been submitted for the increased development floor area of this site. Application for land exchange had also been made in respect of the second phase of the Tai Tong Road project in Yuen Long to develop a total gross floor area of 640,000 sq. ft., with 440,000 sq. ft. being attributable to the Group. Further, the Group has put forward proposals to the Government in respect of a site located at Fanling (North)

District on Ma Sik Road of approximately 700,000 sq. ft. in site area for conversion into residential use with plot ratio to 5 times which, upon approval, will be developed into a residential project of more than 3 million sq. ft. in gross floor area. In addition, the site situate in Wu Kai Sha is expected to be approved for development as a residential project with plot ratio of 3 times and this will provide a total gross floor area of about 4 million sq. ft., with 1.6 million sq.ft. being attributable to the Group. This development is anticipated to be included and documented in an Outline Zoning Plan that is currently being prepared by the Government and it is expected that such planning approval process will be finalised shortly. Also, the agricultural land lots located at Wo Hing Road in Fanling being of 170,000 sq.ft. in site area is expected to be developed as a residential project with a total gross floor area of approximately 580,000 sq. ft. Furthermore, the redevelopment of the shipyard sites at Yau Tong Bay in Kowloon is also making satisfactory progress and the environmental permit for the relevant reclamation of this project has already been approved by the Environmental Protection Department. This site will be developed into a project of 38 residential towers with a total gross floor area of 9.7 million sq. ft., of which 1.72 million sq. ft. is attributable to the Group. Application for land exchange has already been made in respect of the old staff-quarters site owned by the listed associate of the Group, Hong Kong Ferry (Holdings) Company Limited which is located at Tai Kok Tsui in Kowloon. This site will be redeveloped into a residential-cum-commercial project of approximately 320,000 sq. ft., with 73,000 sq.ft. being attributable to the Group.

In the period under review, the Group acquired a 27% interest in the residential development portion of the Ma Tau Kok (South Plant) redevelopment project originally owned by The Hong Kong and China Gas Company Limited and effectively increased the Group's attributable residential development footage by approximately 190,000 sq.ft. in gross floor area. As at the end of the period under review, the total development land bank attributable to the Group amounted to approximately 19.1 million sq. ft. In addition, the Group also held agricultural land lots of approximately 22.8 million sq. ft. in total area.

Property Rental

During the period under review, the total rental income of the Group amounted to approximately HK$1.1 billion, recording a slight increase of approximately 5% as compared to that shown in the corresponding period of the previous financial year. There was continuous decline experienced generally in the investment property market during the period under review. However, since the major component of the Group's rental property portfolio is mainly comprised of retail shopping centres located close to the mass transit and mainline railway networks in new towns with growing population, the rental income deriving from such properties was steady. The average occupancy level of the core rental properties of the Group was able to be maintained at 94%, being almost at the same level as that recorded in the corresponding period of the previous financial year. As at the end of the period under review, the rental property portfolio of the Group totally amounted to 7.1 million sq. ft.

The Group and its associate, The Hong Kong and China Gas Company Limited, together owned 47.5% of the International Finance Centre project which is located at the Airport Railway Hong Kong Station. Phase II of this project includes an 88-storey office tower which will be completed in June, 2003. Further, about 40% of the retail shopping properties of the second phase of this project have already been leased and will be made available to the tenants in the second half of 2003. The entire International Finance Centre project will comprise two office towers totally of 2.74 million sq. ft. in gross floor area, retail shopping properties of 640,000 sq. ft. in gross floor area, 1,800 car parking spaces, 400 hotel rooms and 600 service apartments totally of 1.1 million sq. ft. in gross floor area being both operated by the Four Seasons Hotel group. The entire project, which will have a total gross floor area of 4.48 million sq. ft., is expected to be completed by the end of 2004 and will further enhance the stable income of the Group.

Construction and Property Management

The construction arms of the Group, namely, E Man Construction Company Limited, Heng Tat Construction Company Limited, Heng Shung Construction Company Limited and Heng Lai Construction Company Limited are responsible for undertaking most of the construction work of the Group. As a highlight, E Man Construction is celebrating its thirtieth anniversary this year. The total construction footage completed by this company exceeded 100 million sq. ft., which amongst others, included projects of large housing estates, office buildings, industrial buildings, retail shopping centres, hotels, hospitals, parks, fly-overs and transportation hubs. Its experience, technical know-how, project management and quality control expertise are all ranked at the top end of the industry, representing as one of Hong Kong's leading construction companies. Moreover, E Man Construction received the internationally recognized quality standard ISO9002-1994 certificate in 1999 which was upgraded to the more prestigious ISO9001-2000 certificate in 2002. Further, E Man Construction also participated actively in the construction of International Finance Centre which has brought the Company yet another award for building work of excellence.

The Group's wholly-owned subsidiaries, Hang Yick Properties Management Limited, Well Born Real Estate Management Limited and Goodwill Management Limited provided quality property management services to the Group's development projects as well as other private and public housing estate projects. Apart from placing an emphasis on staff training, these property management arms of the Group also play an active role as responsible corporate citizens in support of annual community activity themes promoted by the Government in areas such as educational promotion, voluntary work and environmental awareness. Since the middle of last year, these management arms of the Group totally received 78 open awards which, amongst others, included the Caring Company Award and the Employers Gold Star Award - Platinum Award. Further, these subsidiaries of the Group have also been honoured with the Hong Kong Eco-Business Grand Award - Green Property for three consecutive years in a row and had also been granted the Outstanding Employers Award.

Henderson Investment Limited

The consolidated profit of this group for the six months ended 31st December, 2002 amounted to HK$794 million, representing an increase of 3% as that recorded in the corresponding period in the previous financial year. During the period under review, the total gross rental income of this group amounted to approximately HK$307 million, showing an increase of 7% over that registered in the corresponding period in the previous financial year with average occupancy level of the major rental properties of this group being recorded at approximately 95%.

Benefiting from recent simplification of tourist entry procedures undertaken by the Hong Kong Government to facilitate visitors arriving from Mainland China, the Newton Hotel Hong Kong and the Newton Hotel Kowloon operated by this group recorded an average occupancy level of 91% during the period under review whilst room tariff rates had been kept steady. Turnover of the retailing business of this group, operated under its Citistore outlets, recorded a decrease in the period under review as compared to that of the corresponding period in the previous financial year.

Megastrength Security Services Company Limited is wholly owned by this group and provides comprehensive professional security management services which include the provision of security guards, security services for property premises, crisis management and contingency planning services as well as security services in shopping centres and hotels. Business of this company has developed further in the period under review.

Also, during the period under review, major investments in China Investment Group Limited, which is 64% held by Henderson Investment, are mainly represented by ownership of two toll-roads as well as three toll-bridges in Mainland China and this subsidiary is also engaged in retailing business. This subsidiary recorded a loss of approximately HK$3 million as a result of provisions made in the amount of HK$10.46 million in respect of the re-organisation of its retailing business in Mainland China. It is anticipated that the infrastructural investment projects will continue to provide stable income to this group.

Associated Companies

The Hong Kong and China Gas Company Limited recorded steady growth for the year 2002, with turnover amounted to HK$6,878 million showing an increase of 0.3%. Profit attributable to shareholders amounted to HK$3,087 million and HK$653 million was invested in development of pipeline and other infrastructures. The number of customers increased by 63,330 households to 1,470,738 households. This group operates five amongst a total of twelve liquefied petroleum gas ("LPG") filling stations in Hong Kong and the current market share in this segment is about 33%.

On the property development front, the project plan for Ma Tau Kok South Plant site was finalized in 2002. It comprises five residential towers and a commercial podium, with a gross footage of over 1,100,000 sq. ft., to be completed in 2005. Phase I of the Airport Railway Hong Kong Station project which this group owned 15% is almost completely rented. Phase II which includes office and commercial properties, a hotel and a service apartment building will be completed in 2003 and 2004 respectively. The Sai Wan Ho Ferry Concourse project

which this group owns 50% is making satisfactory progress and is expected to be completed in 2005. Among its businesses in Mainland China, the State Ministry of Foreign Trade and Economic Cooperation has approved the group to register its holding company, The Hong Kong & China Gas Investment Limited, for the purpose of managing investment projects in the Mainland, including businesses in areas such as Guangdong, Jiangsu and Shandong. Currently there are twelve joint venture pipeline gas projects in Mainland China including the Guangdong Liquefied Natural Gas Receiving Terminal and the national West-to-East gas pipeline project. In view of the adverse economic condition in Hong Kong, Towngas tariff and maintenance fee have been frozen at the 1998 level to reduce customer hardship. The group endeavours to grow its business by improving its efficiency and productivity, and developing new markets. The group has received several achievement awards in the area of management and customer services, including consecutively being ranked among the top ten companies in Hong Kong in the Far Eastern Economic Review's Survey of Asia's Leading Companies.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after tax of HK$358 million in the financial year ended 31st December, 2002, showing an increase of 27% compared to that recorded in the previous year. This was mainly attributed to the sales proceeds of the residential portion of Phase 1 of Metro Harbour View. Another two projects at 222 Tai Kok Tsui Road and 6 Cho Yuen Street in Yau Tong will commence once the amount of land premium for rezoning is finalized with the government. Ferry and shipyard related business recorded a HK$68 million operational loss during the year due to impairment in asset value. Operational profit related to tourist and hotel operations has also been reduced by 22%, amounted to HK$3.8 million, due to the poor local consumption level. Sales proceeds from the residential units of Metro Harbour View will remain the main source of income for this group. The commercial portion of this project, namely, the Metro Harbour Plaza, will be completed in 2003 and will serve as a steady income source for this group in the future.

Miramar Hotel and Investment Company, Limited recorded HK$89 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2002, representing an increase of 10.3% over that recorded in the corresponding period in the previous financial year. Despite the continuing poor rental rates due to the adverse local economic condition, Miramar Shopping Arcade and Miramar Tower recorded occupancy levels of over 90%, and the shopping arcade of Hotel Miramar was nearly totally rented. Overall rental income has only shown a mild decrease. During the period, the occupancy rate of the hotel has stabilized although pressure to adjust the room tariff rate downward still existed. Average occupancy rate had slightly increased by 3% compared to that of the previous year, enabling a slight growth in hotel profit. The business performance of this group for the second half of the financial year is anticipated to be satisfactory.

Henderson China Holdings Limited

For the six months ended 31st December, 2002, the unaudited consolidated net loss of this group after taxation and minority interests amounted to HK$98 million, whilst a net profit of HK$89 million was recorded in the same period in the previous financial year. Loss per share was HK$0.20. During the period under review, this group had made provisions on property projects and written off bad debts relating to property rental for a total amount of HK$135 million.

Major property markets in Mainland China generally remained active although performance of property sale prices and rentals varied significantly amongst the different major cities. Almost all of the remaining residential units in the Shanghai Skycity project of this group had been sold with prices remaining steady. Further, this group has undertaken improvements in facilities and in the provision of property management services at the State Apartments in Beijing Henderson Centre with an aim to enhance the value of this group's existing holding of the units in the project which will be re-launched for sale at a later date. Over 90% of the residential units in the Heng Bao Garden project of this group located in Guangzhou had been sold. Moreover, around 80% and 50% of Phase VIII and Phase IX respectively of this group's joint venture development project known as the Lexi New City located in Panyu District had also been sold and sales continued to make steady progress for this project.

During the period under review, the rental property business of this group in all major cities, with the exception of Beijing, made satisfactory progress. In Beijing, certain tenants in the Beijing Henderson Centre breached the tenancy agreements and vacated the premises. Refurbishment will now be undertaken at the shopping arcade in the Beijing Henderson Centre and the vacated shop units will be leased out again in the third quarter of 2003 after the launch of a new marketing campaign. Furthermore, the shopping premises of Shanghai Skycity had also been fully let whilst occupancy of the office units in this project also exceeded 60%. Heng Bao Plaza, which is located right above the Changshou Road underground railway station in Guangzhou and gradually becomes widely recognised as one of the more popular large-scale shopping centres in the busy Li Wan District shopping area, has progressed well with the leasing of its Basement Level 1 and the three additional shopping floors upto Level 3, recording an average occupancy rate of almost 70%.

In light of the concerns of the central government on the over-heating in certain areas in the Mainland, this group will undertake a review of the various property projects in hand and determine the strategies for future developments so as to reflect the value of this group's properties under the prevailing conditions in the marketplace.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$13 million for the six months ended 31st December, 2002, showing a significant improvement of 57% compared with that for the corresponding period in the previous year. During the period, this group further developed iCare's broadband services, Internet services, IDD services and retail businesses; users and subscribers grew to a total of 275,000 as at the end of 2002. During the period under review, Eastar has commenced development of the

second phase of its local wireless Fixed Telecommunications Network Services ("FTNS") network infrastructure to meet Office of Telecommunications Authority of Hong Kong's ("OFTA") requirements. Future Home has also designed and installed various management and monitoring systems in a number of housing estates.

Privatisation Scheme of Henderson Investment Limited

On 29th November, 2002, the Group made an announcement to offer HK$7.60 in cash as cancellation price for each share in Henderson Investment Limited ("HIL") under a privatisation proposal. According to the rules under the "Codes on Takeovers and Mergers and Share Repurchases", one of the conditions to be met is that shareholders who voted against the Scheme cannot exceed 10% in value of all the HIL shares held by independent minority shareholders. At the Court Meeting held on 2nd January, 2003, notwithstanding that 85.6% of independent minority shareholders voted in favour of the privatisation proposal, since the shareholders that voted against the Scheme exceeded the stipulated the 10% level as mentioned above, the Scheme cannot become effective and has therefore lapsed.

Corporate Finance

In July, 2002, the Group reached an agreement with the Urban Redevelopment Authority to terminate a funding commitment extended by the Group in relation to the funding of a government redevelopment project and this has significantly reduced the future financing requirements of the Group. The Group possesses abundant long-term committed financing facilities offered by commercial banks to fund the future expansion of the Group's business. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has recently begun to lock in interest rates of one year term and longer to match part of the medium-term funding needs of the Group. Apart from banking facilities of a relatively small proportion which were raised in Renminbi, funding facilities are obtained in Hong Kong Dollars and the Group's exposure to foreign exchange fluctuation risks is therefore extremely small. Further, the Group does not engage in any derivatives trading activities for speculation purpose.

FINANCIAL REVIEW

Review of Results

During the six-month period ended 31st December, 2002, the Group's turnover amounted to approximately HK$4,707 million as compared to HK$2,983 million recorded in the corresponding period ended 31st December, 2001, representing a substantial increase of 58% at a time when completion footage increased substantially to 2.28 million sq.ft. in the interim period under review. The Group's profit attributable to shareholders amounted to approximately HK$1,010 million in the period under review and was reduced by 8% from that recorded in the corresponding period in the previous financial year.

The property development segment of the Group incurred a loss of approximately HK$44 million based on a turnover of approximately HK$2,601 million recorded in the period under review mainly as a result of provisions made in an amount of HK$258 million for diminution in value of properties in respect of certain development projects of the Group. Further, increased marketing costs incurred under a period of slowdown in the local property market also added to the negative impact on this business segment during this interim period.

Gross rental revenue was maintained at a similar level as that recorded in the corresponding period of the previous financial year and amounted to approximately HK$1,016 million in the interim period under review. Profit contribution from operation relating to property rental amounted to approximately HK$588 million in the six-month period and showed a slight decline of 8% as compared with that recorded in the first half of the previous financial year which was partly attributed to the bad debts written off mainly in connection with uncollected rents from one of the Group's investment property projects in Mainland China. In respect of the core investment property portfolio, however, the Group's positioning strategy to accumulate rental retail shopping centres developments situate in the centre of new towns and located right at the transportation nodes has contributed to provide stable recurrent income, as evidenced by the resilience shown in the local property rental performance amidst a period of economic slowdown.

Profit from the finance segment of the Group, which was mainly attributed to interest received on property mortgage loans from purchasers of the Group's property units, amounted to approximately HK$98 million in the interim period under review as compared to HK$157 million that was recorded in the corresponding period in the previous financial year mainly due to the fall in interest income resulting from termination of involvement by the Group in funding a government property redevelopment project and the declining interest rates in the interim period under review.

Building construction activities of the Group which are mainly catered to the developments participated by the Group contributed approximately HK$19 million in profit in the interim period under review, representing a sizeable increase over that recorded in the corresponding period of the previous financial year mainly as a result of effective cost control undertaken by the Group.

The Group's segment result from its investment in infrastructure projects in Mainland China, operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$75 million as compared to HK$81 million recorded for the corresponding period in the previous financial year. This reduced contribution was mainly attributed to slight drop in traffic flow and thus revenues in respect of the Group's toll roads and bridges in the period under review. Apart from engaging in infrastructural projects, China Investment Group Limited was also engaged in retailing business in Mainland China. After minority interests, deduction of operating expenses and depreciation as well as accounting for HK$10.46 million in impairment loss provision in respect of the re-organisation of the retailing business of this subsidiary and a loss of approximately HK$3 million was incurred in the interim period under review.

Contribution to profit deriving from hotel operation of the Group amounted to HK$24 million in the interim period under review, being at almost the same level as that posted in the corresponding period of the previous financial year. The department store operation of the Group made a profit contribution of approximately HK$8 million in the interim period under review before accounting for rental payment made to member companies of the Group, reversing the loss position of approximately HK$4 million recorded in the corresponding period in the previous financial year.

Other business activities of the Group contributed a combined profit of approximately HK$227 million in the period under review, reflecting an increase of approximately 30% against that recorded in the corresponding period of the previous financial year after accounting for sums received pursuant to the termination of involvement by the Group in managing and funding a government property redevelopment project.

Share of profit less losses of associates of the Group increased to approximately HK$762 million from HK$681 million recorded in the corresponding period of the previous financial year. In particular, the Group's share of profit from the three listed associates continued to increase in the financial period under review and amounted to approximately HK$731 million which evidenced the resilient and recurrent nature of this income source. However, share of profit less losses of jointly controlled entities of the Group being mainly engaged in property development and property investment activities recorded a loss of approximately HK$54 million after inclusion of provisions made in respect of diminution in value of properties during the period under review.

Financial Resources and Liquidity

As of 31st December, 2002, shareholders' funds of the Group amounted to approximately HK$55,088 million as compared with HK$56,852 million recorded as at 30th June, 2002. The Group is in a strong financial position and possesses a large capital base whilst the net debt position was maintained at a low level in comparison. The Group's total net bank borrowing after deducting cash holdings of approximately HK$1,881 million amounted to approximately HK$9,661 million as at the end of the period under review. All of the Group's borrowings were unsecured except for a very small portion of the bank borrowings related to a subsidiary of the Group. The vast majority of the borrowings were obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow from a solid recurrent income base, the Group has adequate sources for funding its ongoing operations as well as its future expansion.

The Group did not undertake any significant acquisition or disposal of assets outside its core business during the interim period under review.

Loan Maturity Profile

The maturity profiles of the Group's bank loans and borrowings outstanding as at 31st December, 2002 and 30th June, 2002 respectively are summarised as follows:

	As at 31st December, 2002 (HK$'000)	As at 30th June, 2002 (HK$'000)
Bank Loans and Borrowings Repayable:		
Within 1 year	**852,187**	2,300,483
After 1 year but within 2 years	**6,106,792**	5,237,320
After 2 years but within 5 years	**3,050,283**	4,010,185
After 5 years	**1,532,638**	615,275
Total Bank Loans and Borrowings	**11,541,900**	12,163,263
Less: Cash at bank and in hand	**(1,880,841)**	(1,372,177)
Total Net Bank Borrowings	**9,661,059**	10,791,086

Gearing Ratio

As at the end of the interim period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' funds reduced to 17.5% from 19.0% that was registered as at 30th June, 2002. The Group's interest expense before capitalisation was recorded at approximately HK$247 million for the period under review and showed a decrease compared to that recorded in the corresponding period in the previous financial year due to lower interest rate environment. Profit from operations of HK$814 million covered the interest expense before capitalisation of HK$247 million by 3.3 times as at the end of the period under review, as compared to 2.5 times that was posted as at the end of the past financial year.

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has recently begun to lock in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate loans. In respect of the Group's listed subsidiary, Henderson China Holdings Limited, a portion of its borrowings being of a comparatively small amount was denominated in Renminbi during the financial period under review to fund its property projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as being not exposed to foreign exchange rate risk to any significant

extent. The use of financial derivative instruments is strictly controlled and is solely for hedging the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. As at 31st December, 2002, there were no interest rate or currency swap contracts outstanding.

Capital Commitments

As at 31st December, 2002, capital commitments of the Group amounted to HK$6,165 million, as compared with HK$6,460 million recorded as at 30th June, 2002. A portion of these commitments, to the extent of HK$2,760 million, was mainly accounted for by the capital commitments of the Group's subsidiary, Henderson China Holdings Limited. The future development expenditure approved by the directors but not contracted for as at the end of the financial period under review amounted to HK$3,021 million as compared to HK$2,613 million recorded as at the end of the previous financial year.

Contingent Liabilities

Contingent liabilities of the Group amounted to approximately HK$4,204 million as at 31st December, 2002, representing a decrease as compared to approximately HK$4,702 million that was outstanding as at 30th June, 2002. These are mainly comprised of guarantees given by the parent company of the Group, Henderson Land Development Company Limited, to commercial banks to secure banking facilities granted to jointly controlled entities of the Group. Further, the parent company of the Group has also given guarantees to third parties in respect of contracted commitments of the Group to provide attributable portion of capital to joint venture property development projects.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2002, the number of full-time employees of the Group was about 6,400 as compared to about 6,300 full-time employees as at 31st December, 2001. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are employees and executive directors of Henderson China Holdings Limited ("Henderson China") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson China in accordance with the terms and conditions of the share option scheme approved by Henderson China at an extraordinary general meeting held on 15th March, 1996.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$405 million for the six months ended 31st December, 2002 and HK$376 million for the corresponding period of last year.

PROSPECTS

Notwithstanding that the war in Iraq will bring about uncertainties in the global economy, Mainland China is still anticipated to be able to maintain steady economic growth. Further, as exchange rates of the Hong Kong currency had already adjusted downwards alongside with the falling value of the U.S. counter-part, in-bound tourists as well as local exports continued to grow. Together with the government steps now taken to speed up and bring out the synergy effects of the merging of the Hong Kong and Pearl River Delta region, these factors contribute positively to the local economy.

In mid November of last year, the Hong Kong Government announced the implementation of nine measures aiming to stabilise the local property market. The Government had further laid down in a clear manner the policy directions and strategic role of the Government in the local property market in the long term. Under the new policy, the Government's role will only be confined to making orderly adjustments in overall land supply, whereas development and supply of housing will principally be left with private property developers. These long term policies lay a good foundation for the healthy development of the local property market, and will contribute towards reviving the long term economic growth of the local economy. Furthermore, the plans recently announced by the Government to bring in more immigrants to Hong Kong will also attract more investors to come to invest and acquire properties in Hong Kong. Implementation of these two sets of government policies will both help to accelerate the supply and demand of the housing situation prevailing in Hong Kong. In addition, property prices have now already fallen to levels that were recorded in the early-nineties, interest rates have adjusted to a historical low point, the ability of local end-users to service mortgage payments have risen to a historical high level, and the cost of servicing housing mortgage loan has fallen significantly below the monthly rental outlay. Under such circumstance, it is anticipated that more home buyers and property investors will emerge once the local economy becomes stable. In 2003, your Group plans to put up approximately 7,800 new and completed residential units. The majority of these residential units are located at busy areas in urban areas. Most of these units are suited to first-time buyers and a portion of these units would be suitable for the investment immigrant market.

In light of the competitive market condition, the Group continuously reviews its land resources with a view to enhance their value and investment return. The Group also endeavours to raise the standard of its products and strengthen the after-sales services to customers of the Group. Where applicable, new construction techniques and building materials will be used to bring about improvements in increasing efficiency and the reduction of costs. The major investment properties owned by the Group mainly comprise large-scale shopping centres, located close to the mass transit and mainline railway networks with

heavy pedestrian traffic, enjoying relatively stable occupancies and steady rental rates. This rental property portfolio is a major source for the growth of the Group's stable recurrent income. Further, the satisfactory results of the Group's associated companies, which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company Limited, also contribute to bring in stable income to the Group. Added to these, pre-sold properties that will be completed in the current financial year will also bring in significant profits to the Group. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group will show satisfactory growth.

Finally, I would like to take this opportunity to thank members of the Board and all staff of the Group for their hard work.

INTERIM REPORT

The interim report containing the detailed information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 20th March, 2003

Please also refer to the published version of this announcement in South China Morning Post.